Filed by LIN Media LLC

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the  Securities Exchange Act of 1934

Subject Company: LIN Media LLC

Commission File No.: 001-36032

Date: September 24, 2014

The following is a transcript of a conference call held on September 23, 2014 relating to the Wedbush Securities CA Dreamin' Consumer Conference.

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT LIN - LIN Media LLC at Wedbush Securities CA Dreamin' Consumer Conference: "The NY Edition" EVENT DATE/TIME: SEPTEMBER 23, 2014 / 4:45PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

C O R P O R A T E P A R T I C I P A N T S Vince Sadusky LIN Media LLC - President, CEO C O N F E R E N C E C A L L P A R T I C I P A N T S James Dix Wedbush Securities - Analyst P R E S E N T A T I O N James Dix - Wedbush Securities - Analyst Well, my introduction for you needs no PDF, Vince. We have Vince Sadusky, Chief Executive Officer of LIN Media, with us here today. I'm thrilled to have him because I have known Vince, boy, at least 10 years, right? Vince Sadusky - LIN Media LLC - President, CEO Easily, yes. James Dix - Wedbush Securities - Analyst But he has been, I think, one of the visionaries in the industry. And he is going to have -- all things going well with the merger -- a bigger platform to affect the TV broadcasting industry going forward coming next year. We will probably have maybe 10 minutes or so, laying out the land as Vince sees it, and then we will get into some Q&A. Thanks very much. Vince Sadusky - LIN Media LLC - President, CEO All right, well thanks, James. This is a small, intimate group, so feel free to ask any questions you want. This is like a grad school presentation on Friday at 4 o'clock. Everybody is at The Skeller. I'll just give you a quick overview; we'll just move through it pretty quickly and, as I say, just get right into Q&A and get to your questions. So try to help you all think through whether this industry and us are a good investment at this particular time. A quick update, just to remind you all about the first half of the year from our last couple of conference calls, including our conference call around the merger with Media General. We have been active in the digital space for a number of years now, recognizing that television is a really good business. And our particular niche, local TV, we believe is unique in terms of the content that we present and our value proposition to our local advertisers, as well as our ability to be real marketing consultants to our local advertisers and help them to be able to navigate a more and more difficult environment for them to get their marketing messages across and have the best ability to be able to sell their cars or hamburgers or sofas in our local markets. With that, we set out to become experts in digital as well. It was really no mystery 7 or 8 years ago that, for us, you really needed to take advantage of all the marketing channels that were available. And on the digital front, because it was fairly new, it didn't constitute a massive investment and a commitment towards traditional media outlets like it would have been if we were to have invested in cable channels or outdoor or radio, all of which we didn't think had a very high-growth profile. But certainly digital did. So, we set out to really build the best news, weather, traffic information sites in our markets and then quickly got to work in acquiring and building marketing services expertise on the digital side, well beyond our television station sites. So the most recent acquisition we did is a company by the name of Federated Media. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 23, 2014 / 4:45PM, LIN - LIN Media LLC at Wedbush Securities CA Dreamin' Consumer Conference: "The NY Edition"

Federated was a pioneer in the native advertising space. They were a real highflyer. This is the type of company that we like to buy. They have got a very good reputation in the marketplace, a lot of really smart people. They kind of fell from grace. They were one of these companies, took on a ton of money, spent a ton of money in development, and really grew too fast and burned through too much cash. Investors grew weary of it. And these are the types of things that we like to find. As you know, the digital space remains red-hot today, and we just feel as if strategically it is inappropriate for us to place big bets. Most big bets in digital have had a tendency to not work out. But instead, be able to find companies that offer technologies, expertise, products that actually fit well into our core competency of having these terrific local and now national digital salesforce, a company with local content. And see -- figure out ways so we can find these companies that have some good stuff in them, but have fallen from grace and are not necessarily the expensive highfliers out on the West Coast. We talk quite a bit and the industry has talked quite a bit about the first half of the year being softer than anticipated, with the economy a bit slower to grow than I think folks originally forecasted, and political being a little slower to get off the ground in the first half of the year. With that we still had, I think, pretty good growth, with revenues being up 15%. Autos were up 3%, and our digital revenues were up close to 40%. Then of course, we think one of the undervalued opportunities going forward is our pending combination with Media General. This will make us one of the largest television station groups out there and give us the capability to be able to apply all the learnings that we've had over the years on a LIN platform on the digital side to this much larger Media General group. Where we are at in that process is our public comment period has closed out on the primary transaction. I think we've got a couple of weeks left to go on the divestitures. We don't expect any objections. We have announced what our station divestitures would be in our overlap markets, and we think that really paves the way now for us to get approval from the regulators. We have announced that we think the transaction will close by the first quarter of 2015, and we are hopeful that it will close sooner. This is in terms of pure-play companies that are involved in the TV broadcast and digital space, not combined with newspaper companies. LIN will be the second largest TV station group in terms of EBITDA, just under $0.5 billion on a pro forma basis. The digital business, I am sure we will talk about this a little bit more. It is really hard to describe in a short period of time what it is. My elevator pitch is really: look, what we have tried to do is take a look at the digital ecosystem and determine, through our conversations with both Tier 1 advertisers here in New York and LA and Detroit, and Tier 2 and Tier 3 in places like Indianapolis and Austin, what are they looking for? What are they buying? Where are they interested in putting their messages? We've had a heavy focus on video, because video is very complementary to what we do. We produce a lot of video every day in each one of these local markets. So that has really been the area that we think there are some real synergies with our historic television business. So we have built out an ecosystem of pretty smart companies and divisions that have products and expertise everywhere from online video to mobile marketing to social media to content marketing. We think, as a result of that, we offer up an offering to our local and regional clients that is unique. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 23, 2014 / 4:45PM, LIN - LIN Media LLC at Wedbush Securities CA Dreamin' Consumer Conference: "The NY Edition"

There has been a lot of conversation around digital. I think you have heard a lot of traditional media companies, from our competitors to radio to outdoor, really all talk about digital is the future, and all have their thesis for how to capture a larger share of digital ad dollars going forward. And some are interesting to us, and some are not as interesting. I think the thing that makes what we have decided to do somewhat unique is we have brought in-house all of these products and services. Meaning there is really not an opportunity for our salespeople to be dissatisfied with the product and either not learn it, not gain the expertise, or have a client dissatisfied. That is kind of -- there is not that opportunity within our Company. Because we buy these companies; we buy the products. We incentivize the folks that are running these businesses and operating these, this product suite, to cooperate and work well with our station sales teams and our national sales teams. So the bottom line is: this isn't going anywhere; it's a core part of our strategy. Our people know it. And if there are issues with the product, as there always are, and if we need to pivot on a strategy we can do it, because we own these businesses. This is not a reseller relationship. If you ask enough questions and you go deep enough into some of our competitors' strategies, what they actually have is very little in terms of proprietary products, beyond television station websites or mobile information sites. You probably -- I don't know that anybody would really argue with scale mattering in media here in the 21st century in the US. Too, I think thank goodness for the industry, professionally produced video content is what it takes to generate large audiences and thereby get advertisers really excited about the opportunity to reach a large group, a large population. So in this day and age of consolidating local broadcasts, just consolidating networks, studios, MVPDs, really critical to have scale. And it is great to see the industry consolidating to the point where in all likelihood you will have three or four maybe five local broadcasters that will have terrific scale and I think will lead the industry in terms of technological changes, investment in R&D, investment in content, investment in digital. I think for a long time, LIN was -- folks were uncertain whether LIN would zig or zag, being subscale but having a real strong group of television station assets in digital. And with this transaction with Media General, we have now -- I think we've got a pretty clear path going forward towards being one of those four or five companies, with about 25% of the country covered, up against a cap of 40% from a regulatory perspective is the statutory limit. So still plenty of room for growth, but clearly a good-sized broadcaster and digital player. This is really my last slide. It just outlines, I think at a very high level, what our strategic goals are as we move forward on a combined basis. First and foremost, the core business still has a lot of terrific upside from blocking and tackling. And the combination of the two companies I think really allows us to steal and employ best practices across our platform, benchmark ourselves to ourselves from a station perspective, as well as continue to focus on things like new content generation. We have got -- both companies have had a strong and long history of producing their own programming and have very relevant localism elements included in their local programming. So we want to continue that job, first and foremost, of aggregating as many viewers as possible. The only delta I think in that mission over the years has been the diversification of the content, coupled with the diversification of the distribution. So for the longest time, we really produced news for our local television stations. Now, we have got content distribution capabilities through local station websites, mobile sites, and our larger LIN Digital platform and syndication methodology, as well as we have moved into local lifestyle programs and just recently into reality as well. The station brands are one of the things that I think is probably the assets of the industry that are most overlooked. There's 500-plus channel choices in a digital cable package in most every city, and there is terrific recognition to this day of what that local affiliate means in terms of having the best 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 23, 2014 / 4:45PM, LIN - LIN Media LLC at Wedbush Securities CA Dreamin' Consumer Conference: "The NY Edition"

and the most highly viewed, to this day, combination of network programming, syndicated programming, and local programming. We need to continue to develop those brands, freshen those brands up, and make sure that they stay relevant for the next generation. The content creation model, I mentioned that briefly. Historically we have been one of the largest producers, if not the largest producer, of local content in our market. It has historically been news. Most recently over the last 3 or 4 years we have felt the need to really branch out into entertainment programming in our local markets. The challenge is: how do you take advantage of that localism element that people are really attracted to? If you can watch a lifestyle program or a reality show that is based in Dayton, Ohio, or based in Austin, Texas, why wouldn't you watch that over something that is national that maybe strikes a chord from an entertainment perspective with you, but has no local relevancy? So that has been, I think, a diversification that we have begun in the last 3 or 4 years that has proved to be very attractive from a viewer perspective, and especially so from an advertiser perspective, where advertisers are constantly challenging their marketing mix and are looking for ways to be innovative with product integration and sponsorships. Things beyond a 30-second spot. The digital selling side is something that every company you have probably talked to or heard from today is seeking to do. Finding good, digital sales talent is a challenge for not only our industry but really every industry. There is a shortfall of talent and experience, but a real demand for these types of folks to be brought into the organizations to help drive these higher growth areas. So we have been working and evolving as a business to develop training and tools and functionality to enable folks that we bring in to be more successful in this particular area, recognizing it is very hard to recruit highly qualified people at the right price point into these local markets around the area of digital sales. So I am pretty excited about the efforts that we are undertaking, the best-practice sharing and training, to be able to develop more terrific folks on the digital sales side. We've got the products; we've got the demand; and this is an area that we need to continue to get better at and is a real focus area for us. Then finally on the monetization of the assets, a lot of that I think has to do with the combination with Media General. We are in the process right now of going through our integration planning exercises and identifying where the opportunities are. Really benchmarking things like functionality headcount, production methods, technology from local station to local station, from technology center to technology center. And it is clearly our goal to continue to work that model. As we have done in the past, we have had different technology hurdles we have achieved, which has led to reduced costs, whether it has been in content acquisition through centralized operating centers or distribution, using FTE, using IP. We will continue to do that, I think, and it is something that is easier to do when you have more size and scale and breadth of operations, as we do as a combined entity. This is just a couple of examples, what some of our local programming looks like. All-in, it aggregates a pretty staggering number. This is just LIN on a standalone basis, not combined with Media General. You can see how, despite the fact that we have always been a -- just produced a massive amount of local news on our top-rated stations in our markets, we continually keep marching forward and looking for ways to be able to produce more localism, which again is very, very attractive to local advertisers, to augment our national network and syndicated programming. I think that is really it. Just to summarize, we will be the second-largest pure-play broadcaster post-combination. We believe we will have the largest and the most diversity in our digital business out of any of our peers. And we are really excited about the leverage that this model brings to bear, as we see the pay-TV universe and the network universe, studio business continue to consolidate. I think this is long overdue for the broadcast industry and a really good development, and we are pretty excited to be part of that. So with that -- 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 23, 2014 / 4:45PM, LIN - LIN Media LLC at Wedbush Securities CA Dreamin' Consumer Conference: "The NY Edition"

James Dix - Wedbush Securities - Analyst Marvelous. Vince Sadusky - LIN Media LLC - President, CEO I will grab a seat. Q U E S T I O N S A N D A N S W E R S James Dix - Wedbush Securities - Analyst Okay, great. We can drill down on this, some of these things. A lot of what I want to actually ask you about has to do with various aspects of your advertising business. But, first off, let's talk about retrans and reverse retrans and whether -- has your expectations as to where that is going to fit into your combined Companies' business model changed over the past quarter? Vince Sadusky - LIN Media LLC - President, CEO Yes, absolutely. I think with the situation in Indianapolis and you all have gotten wind of -- not exactly what rates are, but clearly that CBS is now kind of taking the lead -- each network seems to take a lead every couple of years in deciding that, okay, we are now going to push for a greater amount of compensation for our very valuable first-run programming. My expectations have changed in terms of that compensation to the networks over time. I am not concerned, though, because I believe that our expectations need to change, and my expectations have changed, in terms of what is a reasonable amount of fees to be obtained from pay-TV operators. The thing that -- and as an investor you hear all the different arguments as to what is reasonable and what is fair. But the reality is, if I had a chart up here that we showed MVPDs all the time that shows what the ratings are, what the viewership levels are to our television stations in the marketplace relative to the fees that we obtain to this day, even with terrific progress over the last 6 or 7 years for the local broadcast industry, there is still a massive gap compared to audience delivery and compensation levels for other programming services on pay-TV. Will that gap ever close 100%? I'm not sure. But there is such a large gap that still exists that, in fairness, CBS's recent conversations around really needing to get more, to pay for this great programming, and be compensated for the highest audience levels that are delivered, is justified. James Dix - Wedbush Securities - Analyst So you think that -- essentially it sounds like you think the retrans is going to be going up faster. That that gap needs to close faster for the model to really work the way you think is optimal for the networks and the affiliates. Vince Sadusky - LIN Media LLC - President, CEO Yes, I think as an industry we went through this 3 or 4 years ago or so, where Chase Carey and Fox had taken the lead in aggressiveness around what they desired from TV station groups. And there was, I think, at the time some disbelief about television station groups' ability to go out and 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 23, 2014 / 4:45PM, LIN - LIN Media LLC at Wedbush Securities CA Dreamin' Consumer Conference: "The NY Edition"

be able to command high-enough rates to be able to continue to grow net retransmission fees, net of payments back to the networks for their rights. As it turns out, it did work out just fine. And station groups in retrospect indeed have been able to continue to outpace the payments to the networks as they renew their MVPD deals. That's, I think, the calculus that CBS went through as they made a determination to look for a step change in their rates and recalibrate effectively what they as a network were looking for from their affiliates. It is up to us now to go out and get those rates from MVPDs. The comfort I have is, when you look at the programming delivery numbers, it is very hard to envision a world where a DIRECTV or a Time Warner or Charter had a programming offering of 500 channels without the local -- one of our local CBS affiliates or NBC affiliates in the marketplace -- just given the massive consumption levels to those, to our channels, which are normally ranked number one, two, three in the marketplace. James Dix - Wedbush Securities - Analyst Do you think the long-term share of the reverse retrans or programming fee or however it ends up being named, do you think that ends up being roughly proportional to the amount of audience that you deliver during the network dayparts versus the dayparts that you produce the programming for? Or is there something else people should be thinking about in terms of that equilibrium? Vince Sadusky - LIN Media LLC - President, CEO Yes, you know, it is hard to say. I think the evolution of that is it will take place over a long period of time, as it has so far. We have recently renewed our affiliation with CBS, as has Media General; but the other networks that we're affiliated with -- the other four networks really when you count the CW -- we have multiple-year agreements in place that date back anywhere from 6 months ago to 3 years ago. I think you will constantly have this effect of time, where the next latest deal that you cut with the networks will be -- will establish a higher market, the same way that it works with our MSO agreements. If we have a pay-TV provider agreement that we entered into for retrans fees 2 or 3 years ago, clearly that is at a lower rate than an agreement that we entered into in the last 6 months. So I think you will constantly have this laddering impact, and I think we have got the ability to keep on moving rates in the right direction, given that significant gap that exists. James Dix - Wedbush Securities - Analyst Okay. Vince Sadusky - LIN Media LLC - President, CEO I think the area where you might be a little strained is if you own a group of television stations that are not as highly rated, or you don't have a lot of scale. I think that those things will provide challenges to individual station groups' ability to be able to make good on that promise and keep on driving rate as necessary. James Dix - Wedbush Securities - Analyst And potentially I guess M&A opportunities? 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 23, 2014 / 4:45PM, LIN - LIN Media LLC at Wedbush Securities CA Dreamin' Consumer Conference: "The NY Edition"

Vince Sadusky - LIN Media LLC - President, CEO I think that's right, yes. I think we have heard from plenty of folks, after the new bar being set by CBS in the marketplace, that they were really troubled by those rates and that it would be -- they really couldn't see a way for them to maintain their profitability going forward. So in that I think you are exactly right. I think a logical outcome would be to look to sell yourself and become part of something bigger that could better utilize those assets as part of a larger group. Yes. James Dix - Wedbush Securities - Analyst Right, okay. On to the ad market. It's come up both today and other times: national has been soft; everyone has flagged that. Some people have been more direct in saying: oh, there is no long-term share shift that we see here; there's cyclical issues. You maybe more than others, because you have invested more on your digital side, and you've got people out in the market talking to local as well as national advertisers about what they are doing with budgets, may have maybe at least a different perspective on how those shifts are occurring or whether they are occurring at all. So what is your take? Is some of what we are seeing this year related to just an ongoing process of following the audience digitally by advertisers? Or is it more -- well, you know, it's a little bit of this, a little bit of that; the cyclical softness, World Cup, pushing forward to Olympics -- a series of excuses which don't add up to a secular shift. What is your thought on that? Vince Sadusky - LIN Media LLC - President, CEO You know, it is so hard to say with certainty. We will look back 2 years from now and I think we will have a better idea. But what gives me comfort is when I look at the long-term chart of the ad spend in major media, and television, and digital, outdoor, radio, print -- TV looks pretty good when you look at post-recession. That TV line, the ad spend in TV, looks very good. Obviously, digital is just terrific growth. And for I think other kind of traditional measured media, it doesn't look so good. So it seems as if clearly the majority -- and maybe all of digital's growth has come at the expense of other media other than television. Going forward, is this more cyclical or secular? A couple data points. We all know about the economic data points that have been, unfortunately, when you get outside of places like New York City and Austin, still pretty challenging out there. Thank goodness for low interest rate environment, or who knows what it would really look like? But when Nielsen came out with their -- for all the chastising Nielsen does, they probably didn't do the best job. They have the largest database, the largest research and information gathering body, and they are able to, I think, as objectively as possible, measure consumption online versus consumption to other media. And in their last report that came out, something like 85% -- I think it was 85% of all video views -- or 85% of the total amount of online video views came from 12% of the population. And we see those numbers. We video-stream. We have the rights to video-stream Sunday night football on our NFL stations; we stream our local news in most of our markets. We just launched a reality show in Dayton that we also streamed; you could watch it on a delayed basis online. And the numbers are pretty uninspiring. I think the reality is, if you can get yourself home and watch your big-screen television on a live basis, you will. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 23, 2014 / 4:45PM, LIN - LIN Media LLC at Wedbush Securities CA Dreamin' Consumer Conference: "The NY Edition"

If you -- if there is something else you really like and you can't, you have to make a tough decision to watch it at home on a VOD basis. And if you are out of the home at a kid's sporting event or you are one of -- you are an OTT person, which is still pretty small numbers, I guess you will find other ways to watch the programming. But it is cumbersome and so far hasn't really amounted to a ton of consumption. So when you talk to the Starcoms and GroupMs of the world, there is a real willingness to advertise in digital, digital video, especially in high-quality digital video like local and network programs. But there just isn't a whole lot of inventory out there. And then when you get to the local level, when you get to Dayton, Ohio, and Grand Rapids, Michigan, our markets, and you look at the numbers of video views specifically in those markets, it becomes very, very inefficient to advertise specifically to that medium or allocate a lot of your ad buy. So I think over time we will keep an eye on it. The growth is certainly quite large. The percentages are big, but the numbers are still relatively small, and I think time will tell. Our goal as a Company is not to argue against online, especially online video, but effectively find ways to play in that by owning as many of the rights as we possibly can for our local programming as well as work out deals with the networks to be able to deliver their programming on a streaming basis, as we have with several networks; and also have inventory rights for things like NFL football, as we have with NBC on Sunday Night Football; and then continue to grow those video assets as well through companies like Federated Media and some other content investments that we are currently looking at. Because the demand is absolutely there. There is no question; the demand is there. I think the consumption is relatively low. We feel pretty good that we have got really good digital content that can do just fine digitally as it does on television. I know that if we were to aggregate all of the online consumption plus our television consumption, our local news consumption would be as high as it has ever been in recent times. We just -- there is no methodology to be able to do that right now. You don't know whether or not you are double-counting. Hopefully in time, it will probably be Nielsen will get it right. We will have a common database. James Dix - Wedbush Securities - Analyst Right, right. Okay. I think we're out of time for this segment. But it was great, Vince. I really appreciate your making the trip. Vince Sadusky - LIN Media LLC - President, CEO Absolutely. Thanks, Jim. Thanks, guys. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2014, Thomson Reuters. All Rights Reserved. 5489981-2014-09-23T23:54:20.930 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. SEPTEMBER 23, 2014 / 4:45PM, LIN - LIN Media LLC at Wedbush Securities CA Dreamin' Consumer Conference: "The NY Edition"

Wedbush Consumer Conference Presented by: Vincent Sadusky, President & CEO

 Safe Harbor This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by those laws. These forward-looking statements include information regarding our future plans and strategies. All statements included in this document that address activities, events or developments that we expect or anticipate may occur in the future, including our outlook and references to future plans are forward-looking statements. There are uncertainties, events and factors that could cause our actual results or performance to differ materially from those in the forward-looking statements contained in this presentation, including the following: general economic conditions, demand for advertising, competition for audience and programming, government regulations and new technologies. The foregoing list of factors is not exhaustive and new factors may emerge from time to time that could also affect actual performance and results. For additional information see our filings with the Securities and Exchange Commission which are available online at http://www.sec.gov or at http://www.linmedia.com. Although we believe that the assumptions underlying our statements are reasonable, any of these assumptions could prove to be inaccurate. In light of the significant uncertainties included in this presentation, our forward-looking statements speak only as of the date made and we undertake no obligation to update these forward-looking statements unless the securities laws require us to do so. 2

 1H‘14 Company Update Acquired Federated Media, industry-leading digital content and conversational marketing company Provides sales teams with more tools/expanded set of offerings 3 2Q Net Revenues +15% Net Broadcast +8% Auto +3% Net Digital Revenues +39% Media General/LIN Transaction Pending station divestitures Swapped - MG’s Providence NBC and LIN’s Green Bay FOX and CW and Savannah FOX for Sinclair’s Harrisburg ABC, Tampa MyNet and Colorado Springs FOX and CW Cash sales - LIN’s Mobile FOX to Meredith, LIN’s Savannah ABC to Hearst and MG’s Birmingham NBC to Hearst Reconvened Shareholder Meeting October 6, 2014 On track to close early 2015

Source: Public filings and transcripts, Company websites, BIA database as of March 2014. Note: Pro forma Media General subject to anticipated divestitures in selected markets to address regulatory considerations. (1) Sinclair 2013 figures based on management disclosure as released on its Q4 2013 earnings calls (pro forma for all pending & closed acquisitions), 2012 figures based on July 30th Investor call (pro forma for all pending & closed acquisitions excluding New Age); Gray TV avg. 2012/2013 approximation based on management disclosure as released on its Q4 2013 earnings calls (pro forma for all pending and closed acquisitions); Nexstar 2012 and 2013 figures based on reported EBITDA (e.g., not pro forma for announced acquisitions); Standalone Media General avg. 2012/2013 figure, as defined in its credit agreement, based on adjusted pro forma EBITDA disclosed on its Q4 2013 earnings calls (pro forma for Young Broadcasting merger and newspaper divestiture); standalone LIN based on reported 2013 EBITDA (not pro forma for 2013/2014 digital acquisitions) and 2012 EBITDA per management disclosure on Q4 2012 earnings call (pro forma for New Vision and ACME Albuquerque acquisitions but excluding 2013/2014 digital acquisitions). (2) Based on standalone EBITDA figures for each company plus $70 million of combination synergies. Creating One of the Largest TV Groups in U.S. (2) Pro Forma 4

 Industry-Leading Digital Media Business Broad product portfolio covering key digital growth sectors, including mobile, social, native and video Deep relationships with advertisers through innovative, complementary offerings across platforms Top-ranked local TV station websites, apps and mobile products Well-poised to capture meaningful revenue and profit opportunity Roll-out of existing product suite across a larger local footprint and digital platform Extend strong relationships in local market to sell more multi-screen campaigns and digital marketing solutions Larger wallet share Significant Opportunity from Expanding Industry-Leading Digital Business Across an Enhanced Local Footprint 5

Realize reverse compensation savings with broader reach and more desirable markets Many smaller players are not staffed and programmed in the most efficient way Realize programming savings with broader reach and more desirable markets Large groups partner to create original programming Centralization of items such as back office and master control are more efficient as technology advances Best-in-class digital strategies require significant resources Cost needs to be amortized over many markets to make economic sense Offer more value to MVPDs to achieve more favorable retransmission arrangements Significant correlation between station group size and per sub fees Benefits of Scale Minimize Reverse Compensation Best Practices in Staffing and Programming Centralization Best-in-Class Digital Strategy Maximize Retransmission Revenue Scale Matters More Than Ever Driving Increased Free Cash Flow 6

Strategic Goals 7 1 2 3 4 5

 Unique Local Content Investing in Local Programming* (hours) LIN’s Popular Local Programming Reaches Large Audiences Through Multiple Screens *LIN Media standalone stations only; does not include Media General stations or planned LIN divestitures. 8

 In Conclusion. TV effectiveness and resiliency in today’s multimedia world Content is KING Scale matters MEG/LIN merger creates 2nd largest pure-play TV broadcasting company in U.S. Largest and most diversified digital business in our sector Increased scale, geography and broadcast network diversification 9

 Disclosure NO OFFER OR SOLICITATION This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ADDITIONAL INFORMATION AND WHERE TO FIND IT This presentation is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or LIN Media LLC (“LIN Media”). In connection with the amended Agreement and Plan of Merger by and among Media General, Mercury New Holdco, Inc., (“Media General Holdings”), LIN Media and the other parties thereto, as amended, Media General Holdings has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that includes a joint proxy statement/prospectus that has been filed with the SEC by Media General and LIN Media. Media General Holdings, Media General and LIN Media intend to file supplemental materials with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION ABOUT MEDIA GENERAL, LIN MEDIA, MEDIA GENERAL HOLDINGS AND THE PROPOSED COMBINATION. The Form S-4, including the joint proxy statement/prospectus, and the supplemental materials (when they become available), and any other documents filed by Media General, Media General Holdings and LIN Media with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Media General Holdings may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Lou Anne J. Nabhan, Vice President, Corporate Communications, at (804) 887-5120. PARTICIPANTS IN THE SOLICITATION Media General and LIN Media and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or LIN Media in connection with the transaction. Information about Media General’s and LIN Media’s directors and executive officers is available in the Form S-4 and the joint proxy statement/prospectus regarding the transaction that has been filed with the SEC. 10

FORWARD-LOOKING STATEMENTS

Certain statements in this transcript and related slide deck constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General, Inc. (“Media General”) or LIN Media LLC (“LIN”) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “increase,” “forecast” and “guidance” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are based upon then-current assumptions and expectations and are generally forward-looking in nature and not historical facts. Any statements that refer to outlook, expectations or other characterizations of future events, circumstances or results are also forward-looking statements. There can be no assurance that the proposed combination or the proposed purchases and sales will occur as currently contemplated, or at all, or that the expected benefits from the combination will be realized on the timetable currently contemplated, or at all. Additional risks and uncertainties relating to the proposed combination include, but are not limited to, uncertainties as to the satisfaction of closing conditions to the combination, including timing, receipt of, and conditions to obtaining regulatory approvals, timing and receipt of approval by the shareholders of Media General and LIN, the respective parties’ performance of their obligations under the merger agreement, and other factors affecting the execution of the transaction. Other risks that could cause future results to differ from those expressed by the forward-looking statements included in this transcript and related slide deck include, but are not limited to, Media General’s and LIN’s ability to promptly and effectively integrate the businesses of the two companies, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and LIN, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General and LIN’s respective Annual Reports on Form 10-K for the year ended December 31, 2013, Quarterly Reports for the quarters ended March 31 and June 30, 2014 on Form 10-Q and in the Registration Statement on Form S-4 (the “Form S-4”) and the related joint proxy statement/prospectus with respect to the combination, and are included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other unknown or unpredictable factors could also have material adverse effects on Media General’s or LIN’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this transcript and related slide deck may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this transcript and related slide deck. Media General and LIN undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General or LIN. In connection with the Agreement and Plan of Merger by and among Media General, Mercury New Holdco, Inc., (“Media General Holdings”), LIN and the other parties thereto, as amended, Media General Holdings has filed with the Securities and Exchange Commission (“SEC”) the “Form S-4 that includes a joint proxy statement/prospectus that has been filed with the SEC by Media General and LIN. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION ABOUT MEDIA GENERAL, LIN, MEDIA GENERAL HOLDINGS AND THE PROPOSED COMBINATION. The Form S-4, including the joint proxy statement/prospectus and any other documents filed by Media General, Media General Holdings and LIN with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Media General Holdings may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Lou Anne J. Nabhan, Vice President, Corporate Communications, at (804) 887-5120.

PARTICIPANTS IN THE SOLICITATION

Media General and LIN and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or LIN in connection with the transaction. Information about Media General’s directors and executive officers is available in the Form S-4 and the joint proxy statement/prospectus regarding the transaction that has been filed with the SEC.

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